SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-15548

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

CMFG LIFE INSURANCE COMPANY

CMFG Variable Annuity Account

CMFG Variable Life Insurance Account

Communications, Notice and Order to:

Britney Schnathorst, Associate General Counsel

CMFG Life Insurance Company

5910 Mineral Point Road

Madison, Wisconsin 53705

With Copies To:

Thomas E. Bisset, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated July 1, 2024

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of: CMFG LIFE INSURANCE COMPANY CMFG Variable Annuity Account CMFG Variable Life Insurance Account 5910 Mineral Point Road Madison, Wisconsin 53705 File No. 812-15548	) ) ) ) ) ) ) ) ) ) ) )	AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

CMFG Life Insurance Company (“CMFG Life”), together with CMFG Variable Annuity Account and CMFG Variable Life Insurance Account (the “Separate Accounts”) (collectively, the “Applicants”), hereby file this amended and restated application (this “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution (each, a “Substitution” and collectively, the “Substitutions”) of certain securities held by the Separate Accounts to support certain variable annuity and variable life insurance contracts issued by CMFG Life. The Applicants propose to substitute shares of the underlying funds listed in the table in Section IV that are currently held in subaccounts of the Separate Accounts (each, a “Current Fund” and collectively, the “Current Funds”) with shares of the corresponding underlying funds listed in the table in Section IV (each, a “Replacement Fund” and collectively, the “Replacement Funds”).

I. DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS

A. CMFG Life

CMFG Life is a stock insurance company organized in 1935 and domiciled in Iowa. CMFG Life is wholly-owned by TruStage Financial Group, Inc., an Iowa intermediate holding company. TruStage Financial Group, Inc. is a subsidiary of CUNA Mutual Holding Company, an Iowa mutual insurance holding company controlled by its policy owners.

B. The Separate Accounts

CMFG Life is the depositor and sponsor of the Separate Accounts. Each Separate Account meets the definition of “separate account” in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts.1 The table below lists the 1940 Act file number of each Separate Account.

Separate Account	1940 Act File No.
CMFG Variable Annuity Account	811-8260
CMFG Variable Life Insurance Account	811-03915

The assets of the Separate Accounts support variable annuity and variable life insurance contracts offered by CMFG Life. The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount according to the terms of the contracts without regard to other income, gains, or losses of CMFG Life or its other subaccounts. Although CMFG Life is the legal owner of the assets in the Separate Accounts, the Separate Account assets are not chargeable with liabilities arising out of any other business of CMFG Life.

C. The Contracts

The contracts listed below for which the Substitutions are proposed are four individual flexible premium variable annuity contracts (the “VA Contracts”) and one flexible premium variable life insurance contract (the “VUL Contract”) (each, individually, a “Contract”, and collectively, the “Contracts”). Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 or Form N-6. None of the Contracts are sold to new purchasers. The registration statements for the Contracts are effective, but are no longer updated in reliance on the Commission’s enforcement position related to discontinued variable contracts, which provides conditional grandfather treatment for contracts that were being administered in accordance with the Great-West Life & Annuity Ins. Co. SEC Staff no-action letter (pub. avail. Oct. 23, 1990) and the related line of Commission Staff no-action letters.2

Separate Account	1940 Act File No.	Contract Name	1933 Act File No.
CMFG Variable Annuity Account	811-8260	MEMBERS Choice Variable Annuity	333-148422
CMFG Variable Annuity Account	811-8260	MEMBERS Variable Annuity	333-148421
CMFG Variable Annuity Account	811-8260	MEMBERS Variable Annuity II	333-148423
CMFG Variable Annuity Account	811-8260	MEMBERS Variable Annuity III	333-148426
CMFG Variable Life Insurance Account	811-03915	MEMBERS Variable Universal Life II	333-148420

Each Contract has the particular fees, charges, and investment options described in its respective prospectus. Three of the VA Contracts provide for the accumulation of values on a variable basis, fixed basis, or both during the accumulation period. The MEMBERS Choice Variable Annuity Contract provides variable subaccounts, but it does not provide a fixed or guaranteed interest account allocation option. Each of the VA Contracts provides settlement or annuity payment options during the annuity period, which may be on a fixed or variable basis depending on the payment options available under each Contract.

1 Pursuant to Rule 0-4 under the 1940 Act, the file numbers cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

2 See Updated Disclosure Requirements and Summary Prospectuses for Variable Annuity and Variable Life Insurance Contracts, Investment Company Act Release No. 33814 (Mar. 11, 2020) (85 FR 25964) (https://www.sec.gov/rules/final/2020/33-10765.pdf).

The VUL Contract provides for the accumulation of values on a variable basis, fixed basis, or both throughout the insured’s life. The VUL Contract also provides for the payment of a death benefit upon the death of the insured.

Because each Replacement Fund would be a new investment option under the Contracts to replace the corresponding Current Fund, the number of variable subaccounts for each Contract would be the same before and after each Substitution, as follows:

Contract Name	Number of Subaccounts
	Before Subs.	After Subs.
MEMBERS Choice Variable Annuity	22	22
MEMBERS Variable Annuity	26	26
MEMBERS Variable Annuity II	22	22
MEMBERS Variable Annuity III	24	24
MEMBERS Variable Universal Life II	15	15

With respect to issued VUL Contracts and VA Contracts that have not yet been annuitized, the owner of a Contract (“Contract Owner”) may generally transfer all or part of the Contract value among the available subaccounts, and subject to certain limitations, the fixed account (if offered). For VA Contracts that have been annuitized under a variable payment option and therefore still use the variable subaccounts, the Contract Owner may change subaccounts up to four times per year. CMFG Life also imposes certain transfer limitations to deter frequent trading activity. CMFG Life does not impose charges on transfers, but reserves the right to assess a transfer charge of ten dollars for each transfer after the twelfth transfer in a Contract year.

The MEMBERS Variable Annuity III Contract includes certain optional benefit riders that limit the Contract Owner to specific investment options within certain Benefit Allocation Plans. To the extent that each Current Fund is a permissible investment option under these riders and corresponding Benefit Allocation Plans, the corresponding Replacement Fund will also be a permissible option.

Under each Contract, as well as in the prospectus for each Contract, CMFG Life reserves the right to substitute shares of one underlying fund for shares of another underlying fund if units of the underlying fund are not available or if CMFG Life determines investment in the fund is no longer appropriate.3 CMFG Life also reserves the right to substitute allocation options within a Benefit Allocation Plan.4 As discussed below, each Substitution fits within these circumstances.

3 Each Contract has the following provision or one that is substantially similar: “Subject to obtaining approval or consent required by applicable law, [CMFG Life] reserve[s] the right to… substitute a different Fund for any existing Fund, if shares or units of a Fund are no longer available for investment or if we determine that investment in a Fund is no longer appropriate…In the event of any such substitution or other change, we may make changes to this and other contracts as may be necessary or appropriate to reflect such substitution or other changes.”

4 The Prospectus for the MEMBERS Variable Annuity III Contract states: “Subject to approval, notice or consent required by applicable law, [CMFG Life] may… (iii) substitute allocation options within an available Benefit Allocation Plan. We will notify you in advance of any substitution, removal or change to a Benefit Allocation Plan you elected.”

II. THE CURRENT FUNDS

The Ultra Series Fund trust (“USF”) was organized under the laws of the Commonwealth of Massachusetts on September 16, 1983 and is a Massachusetts business trust. USF is registered under the 1940 Act as an open-end management investment company.5 USF currently consists of separate investment portfolios, including the funds involved in the proposed Substitutions (referred to in this Application as the “Current Funds”): the USF International Stock Fund and the USF High Income Fund. USF has registered shares of the Current Funds under the 1933 Act and 1940 Act on Form N-1A (File Nos. 002-87775 and 811-04815).

Madison Asset Management, LLC (“Madison”) serves as the investment adviser to USF. Madison provides investment advisory services to each of the portfolios of USF, including the Current Funds, under the overall supervision of USF’s board of directors. As investment adviser, Madison oversees the day-to-day operations of the Current Funds and supervises the purchase and sale of fund investments. Madison receives an investment advisory fee from the Current Funds. Madison is a registered investment adviser located at 550 Science Drive, Madison, WI 53711. Madison is owned by Madison Investment Holdings, Inc. (“MIH”) and shares investment personnel with Madison Investment Advisors, LLC, a wholly-owned subsidiary of Madison. MIH was founded in 1974 and currently operates primarily as a holding company. The Current Funds’ fiscal year end is each December 31.

Shares of USF portfolios are offered to separate accounts and qualified pensions and retirement plans of CMFG Life or its affiliates. As a result, such separate accounts and plans are the primary shareholders of USF. USF, its portfolios, and Madison are not currently otherwise affiliated with the Applicants.6

III. THE REPLACEMENT FUNDS

The Vanguard Variable Insurance Funds trust (the “Vanguard Trust”) was organized as a Maryland corporation in 1989 before becoming a Pennsylvania business trust later in 1989, and was reorganized as a Delaware statutory trust in 1998. The Vanguard Trust is registered with the Commission under the 1940 Act as an open-end management investment company.7 The Vanguard Trust currently consists of nineteen portfolios, including the funds which would be involved in the proposed Substitutions as the Replacement Funds: the Vanguard Total International Stock Market Index Portfolio and the Vanguard High Yield Bond Portfolio. The Vanguard Trust has registered shares of the Replacement Funds under the 1933 Act and 1940 Act on Form N-1A (File Nos. 033-32216 and 811-05962).

5 File No. 811-04815.

6 CMFG Life initially established USF as an investment vehicle underlying its Separate Accounts. Investment management for USF was performed by MEMBERS Capital Advisors, Inc., a CMFG Life affiliate (“MCA”). In 2009, shareholders of USF approved Madison as investment manager as part of a joint venture arrangement between CMFG Life and Madison Investment Advisors, Inc. Pursuant to the joint venture transaction, Madison acquired certain assets of CMFG Life and MCA in exchange for cash, a non-voting equity interest in Madison, and representation on a joint oversight board. In 2015, the final payment under the joint venture agreement was made and CMFG Life’s membership interest in MCA ended.

7 File No. 811-05962.

The Replacement Funds are part of The Vanguard Group, Inc. (“Vanguard”), P.O. Box 2600, Valley Forge, PA 19482, a family of over 200 funds. Vanguard, which began operations in 1975, provides investment advisory services to the Replacement Funds. As a fund-of-funds, the Vanguard Total International Stock Market Index Portfolio receives such investment advisory services indirectly by investing in other Vanguard funds. Through its investments in the underlying funds, the shareholders of the Vanguard Total International Stock Market Index Portfolio indirectly bear the fees and expenses associated with the underlying funds. As of December 31, 2023, the Vanguard Total International Stock Market Index Portfolio held the following underlying funds: Vanguard FTSE All-World ex-US Index Fund, Vanguard Developed Markets Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard European Stock Fund, Vanguard Pacific Stock Index Fund, Vanguard FTSE All-World ex-US Small-Cap Index Fund, and Vanguard FTSE Canada All Cap Index ETF. The Replacement Funds’ fiscal year end is each December 31.

Vanguard Trust, its portfolios, Vanguard, and its affiliate sub-advisers are not affiliated with the Applicants.

Each Replacement Fund has one class of shares. The Replacement Fund shares will be offered at net asset value without an initial sales charge or a contingent deferred sales charge and will not be subject to an asset-based fee assessed pursuant to a plan under Rule 12b-1 under the 1940 Act.

IV. THE PROPOSED SUBSTITUTIONS

CMFG Life proposes to exercise its contractual right to substitute shares of one underlying investment option for shares of another underlying investment option by replacing the shares of each Current Fund with shares of the corresponding Replacement Fund below.

Sub. No.	Current Fund – Ultra Series Fund	Replacement Fund – Vanguard VIF
1	USF International Stock Fund	Vanguard Total International Stock Market Index Portfolio
2	USF High Income Fund	Vanguard High Yield Bond Portfolio

A.	Reasons for the Proposed Substitutions

Applicants are requesting the Substitutions due to the diminished viability of the Current Funds. Applicants submit that the Substitutions will enable Contract Owners to continue their investment in a substantially similar investment option without interruption and at no additional cost to them. Moreover, the Substitutions will provide Contract Owners with investment options that have substantially lower operating expenses than the Current Funds. For the following reasons, the Applicants believe that each Replacement Fund is an appropriate substitute for the corresponding Current Fund.

1.	Viability of Current Funds. Due to declining assets, it is unlikely the Current Funds will continue to be viable, and Applicants expect that USF will eventually liquidate the Current Funds as a result. There are limited or no prospects for future growth, as each Current Fund is offered to CMFG Life products that are no longer issued to new investors. Moreover, each Current Fund’s assets attributable to outstanding Contracts continue to decline as the Contracts age into payout phases.

The table below shows the approximate amount of each Current Fund’s net assets as of the years ended December 31, 2023 and 2022, as compared to the corresponding Replacement Fund’s net assets for the same periods.

	Net assets as of December 31,
Substitution No. 1	2023	2022
USF International Stock Fund	$20,042,000	$20,863,000
Vanguard Total International Stock Market Index Portfolio	$1,313,852,000	$1,209,256,000
Substitution No. 2
USF High Income Fund	$11,577,000	$12,876,000
Vanguard High Yield Bond Portfolio	$734,891,000	$627,593,000

2.	Replacement Funds are Lower Expense Options. Each Current Fund’s total annual fund operating expenses are significantly higher than those of the corresponding Replacement Fund. The relatively larger size and potential growth of each Replacement Fund also provide the potential for further economies of scale and operational efficiencies.

As disclosed in each fund’s most recent prospectus (dated May 1, 2024 for USF and April 26, 2024 for Vanguard Trust), the table below shows the total annual fund operating expenses for each class of each Current Fund, as compared to the total annual fund operating expenses for each corresponding Replacement Fund.

Annual Fund Operating Expenses
Substitution No. 1
USF International Stock Fund (Class I)	1.17%
USF International Stock Fund (Class II)	1.42%
Vanguard Total International Stock Market Index Portfolio*	0.11%
Substitution No. 2
USF High Income Fund (Class I)	0.78%
USF High Income Fund (Class II)	1.03%
Vanguard High Yield Bond Portfolio	0.24%

*	The Vanguard Total International Stock Market Index Portfolio’s total annual fund operating expenses consist solely of fees and expenses related to the underlying funds in which it invests.

3.	Each Replacement Fund is an Appropriate Substitute. As noted in the comparison presented below, the investment objectives, principal investment strategies and principal risks of each Replacement Fund are substantially similar to those of the corresponding Current Fund:

●	With respect to Substitution No. 1, the Applicants submit that, despite certain differences in the investment strategies of the funds, the Replacement Fund will provide continuity and an attractive option for Contract owners seeking exposure to foreign equities, particularly due to its comparatively lower fees and better historical performance.

●	With respect to Substitution No. 2, the Applicants submit that the funds have substantially similar objectives, principal investments strategies, and principal risks, and the Replacement Fund will provide continuity and an attractive option for Contract owners seeking exposure to high yield bonds, particularly due to its comparatively lower fees and similar or better historical performance.

In light of the Current Funds’ anticipated decline and eventual liquidation, the Applicants believe the Replacement Funds are better suited to meet Contract Owner expectations.

4.	No Cost to Contract Owners. No costs of the proposed Substitutions will be borne directly or indirectly by Contract Owners. CMFG Life or its affiliates will bear all expenses incurred in connection with the Substitutions, including legal, accounting, brokerage and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by existing Contract Owners to be greater after the Substitutions than before them. Affected Contract Owners’ Contract values will not change as a result of the Substitutions. CMFG Life will not treat redemptions and purchases in connection with the effecting a Substitution as a transfer for purposes of determining the total number of transfers permitted before a transfer fee is imposed.

B.	Substitution No. 1: Description and Comparison of the Funds

The following is a narrative comparison of certain similarities and differences of the USF International Stock Fund (the “Current International Fund”) and the Vanguard Total International Stock Market Index Portfolio (the “Replacement International Fund”). A side-by-side comparison of their investment objectives, principal investment strategies, and principal risks appears in Appendix A.

1.	Investment Objectives, Principal Investment Strategies, and Principal Risks

The Applicants seek to replace an actively-managed equity fund with a comparable passively-managed equity index fund that operates as a fund-of-funds. The Applicants submit that the funds’ investment objectives and principal investment strategies are substantially similar.

Both funds are classified by Morningstar in the Foreign Large Blend category. The Current International Fund’s investment objective is long-term growth of capital; the Replacement International Fund seeks to track the return of a benchmark index, the FTSE Global All Cap ex US Index. Both funds seek to achieve their objectives through exposure to stocks of foreign companies, including a comparable allocation of overall fund assets to emerging markets securities. Certain differences exist among the funds; for example, while the Current International Fund invests directly in stocks, the Replacement International Fund operates as a fund-of-funds, investing in a mix of underlying foreign equity index funds. Additionally, the Current International Fund generally uses an active management investment approach, while the Replacement International Fund uses a passive strategy to track its target index. Both funds are subject to similar risks of investing in foreign and emerging market securities, market risk, and equity risk. However, the Current International Fund is also subject to depository receipt risk and growth investing risk, while the Replacement International Fund is subject to index strategy risk, currency risk, and risks of investing in small- and mid-capitalization stocks. Despite certain differences, the Applicants submit that the funds are fundamentally both foreign equity funds. The Replacement International Fund will continue to provide an attractive option to Contract Owners seeking exposure to foreign equities such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

2.	Assets, Fees and Expenses of the Funds

The net assets of the Current International Fund as of December 31, 2023 were approximately $20,042,000. The net assets of the Replacement International Fund as of December 31, 2023 were approximately $1,313,852,000.

The table below compares the fees and expenses of the Current International Fund and the Replacement International Fund disclosed in each fund’s most recent prospectus (for USF, dated May 1, 2024 and for Vanguard, dated April 26, 2024). The total annual fund operating expenses of the Current International Fund were significantly higher than those of the Replacement International Fund.

	Current International Fund		Replacement International Fund
	USF International Stock Fund		Vanguard VIF Internat’l Stock Market Index Portfolio
	(Class I)	(Class II)
Management Fee	1.15%	1.15%	0.00%
Distribution and/or Service Fees(12b-1 fees)	None	0.25%	None
Other Expenses	0.02%	0.02%	0.00%
Acquired Fund Fees and Expenses	None	None	0.11%

Total Annual Fund Operating Expenses	1.17%	1.42%	0.11%

3.	Performance of the Funds

The chart below shows the average annual total returns as of December 31, 2023 for the Current International Fund for the one-year, five-year and ten-year periods then ended, and for the Replacement International Fund for the one-year and five-year periods and since inception (September 7, 2017). For the one-year period, the Current International Fund outperformed the Replacement International Fund; however, for the other periods, the Replacement International Fund outperformed the Current International Fund.

Portfolio	1 Year	5 Years	Since Inception*	10 Years
Current International Fund (Class I)	15.87%	4.26%	N/A	1.31%
Current International Fund (Class II)	15.58%	4.00%	N/A	1.05%
Replacement International Fund	15.54%	7.31%	4.05%	N/A

* The Replacement International Fund’s inception date was September 7, 2017.

C.	Substitution No. 2

The following is a narrative comparison of certain similarities and differences of the USF High Income Fund (the “Current High Yield Fund”) and the Vanguard High Yield Bond Portfolio (the “Replacement High Yield Fund”). A side-by-side comparison of their investment objectives, principal investment strategies, and principal risks appears in Appendix B.

1.	Investment Objectives, Principal Investment Strategies, and Principal Risks

The Applicants seek to replace an actively-managed high yield bond fund with a comparable actively-managed high yield bond fund. The Applicants submit that the funds’ investment objectives and principal investment strategies are substantially similar.

Both funds have a primary investment objective to seek high current income, although the Current High Yield Fund states a secondary objective of capital appreciation. Both funds seek to achieve their objective through investing in high yield bonds commonly known as “junk bonds.” Under normal market conditions, both invest at least 80% of their net assets in bonds rated below investment grade. Both invest in corporate bonds, convertible securities, and preferred stocks. The Current High Yield Fund limits investment in any one industry to 25% of its assets, and similarly the Replacement High Yield Fund states it invests in a “diversified” group of bonds. Certain differences exist among the funds; for example, the Current High Yield Fund invests in foreign (including emerging market) securities as a primary investment strategy, as well as in restricted securities.

The funds are subject to similar risks of investing in high yield bonds, including non-investment grade security risk, credit risk, interest rate risk, liquidity risk, prepayment risk, and extension risk. foreign and emerging market securities, market risk, and equity risk. However, the Current High Yield Fund is also subject to foreign security and emerging market risk. The Applicants submit that the funds have substantially similar objectives, principal investments strategies, and principal risks, with relatively minor differences. The Replacement High Yield Fund will continue to provide an attractive option to Contract Owners seeking exposure to high yield securities such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

2.	Assets, Fees and Expenses of the Funds

The net assets of the Current High Yield Fund as of December 31, 2023 were approximately $11,577,000. The net assets of the Replacement High Yield Fund as of December 31, 2023 were approximately $734,891,000.

The table below compares the fees and expenses of the Current High Yield Fund and the Replacement High Yield Fund disclosed in each fund’s most recent prospectus (for USF, dated May 1, 2024 and for Vanguard, dated April 26, 2024). The total annual fund operating expenses of the Current High Yield Fund were higher than those of the Replacement High Yield Fund.

	Current High Yield Fund		Replacement High Yield Fund
	USF High Income Fund		Vanguard VIF High Yield Bond Portfolio
	(Class I)	(Class II)
Management Fee	0.75%	0.75%	0.22%
Distribution and/or Service Fees (12b-1 fees)	None	0.25%	None
Other Expenses	0.02%	0.02%	0.02%
Acquired Fund Fees and Expenses	0.01%	0.01%	None
Total Annual Fund Operating Expenses	0.78%	1.03%	0.24%

3.	Performance of the Funds

The chart below shows the average annual total returns as of December 31, 2023 for the Current High Yield Fund and the Replacement High Yield Fund for the one-, five- and ten-year periods then ended. For all periods, the Replacement High Yield Fund outperformed the Current High Yield Fund.

Portfolio	1 Year	5 Years	10 Years
Current High Yield Fund (Class I)	9.27%	3.50%	3.12%
Current High Yield Fund (Class II)	9.00%	3.24%	2.87%
Replacement High Yield Fund	11.66%	5.13%	4.34%

D.	Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Applicants propose to follow the policies and procedures set forth below.

1.	Contract Owner Notifications.

CMFG Life will notify all affected Contract Owners of this Application at least 30 days before the effective date of the Substitutions (the “Substitution Date”) by means of a prospectus supplement (“Pre-Substitution Notice”). The Pre-Substitution Notice will notify Contract Owners of CMFG Life’s intent to implement the Substitutions, that it has filed this Application to obtain the necessary approval from the Commission to effect the Substitutions, and the anticipated Substitution Date. In addition, the Pre-Substitution Notice will:

●	Instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions.

●	Advise Contract Owners that Contract values remaining in any subaccount investing in a Current Fund on the Substitution Date will be transferred to the subaccount investment in the corresponding Replacement Fund, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date, and that the Substitutions will take place at the relative net asset value of each of the Current Fund and Replacement Fund as of the Substitution Date;

●	State that, from at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract Owners may make one transfer of Contract value from the subaccount investing in a Current Fund (before the Substitution Date) or the corresponding Replacement Fund (after the Substitution Date) to another available investment option under the Contract without any charge that would otherwise apply (including sales charges or surrender charges) and without the transfer being counted as a transfer for purposes of imposing any transfer limitations; and

●	Inform Contract Owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus, CMFG Life will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Further, at least 30 days before the Substitution Date all affected Contract Owners will have received the relevant Replacement Fund’s most recent prospectus from CMFG Life. Finally, within five business days following the Substitution Date, CMFG Life will send Contract Owners affected by a Substitution a written confirmation of the completed Substitution in accordance with Rule 10b-1 under the Securities Exchange Act of 1934, as amended. The confirmation will include or be accompanied by a statement that reiterates the free transfer rights and other information set forth in the Pre-Substitution Notice and will include post-Substitution account values.

2.	Implementation.

Applicants will effect the Substitutions after the Commission issues the requested order. The Substitutions will take place at the relative net asset values of the respective shares (in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder) without the imposition of any transfer or similar charges by Applicants. As of the Substitution Date, shares of each Current Fund will be redeemed for cash. CMFG Life, on behalf of the Separate Accounts, will simultaneously place a redemption request with each Current Fund and a purchase order with the corresponding Replacement Fund so that the purchase of the Replacement Fund’s shares will be for the exact amount of the redemption proceeds for the relevant Current Fund. Thus, the Contract values will remain fully invested at all times. The proceeds of the redemption will be used to purchase the appropriate number of shares of the Replacement Fund.

3.	Substitution Expenses.

CMFG Life has agreed that it or an affiliate will bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal and accounting fees, any applicable brokerage expenses, and other fees and expenses. The Substitutions will not cause any change in the amount of any affected Contract Owner’s account value or death benefit, or in the dollar value of any affected Contract Owner’s investment in the Separate Accounts, and will not alter affected Contract Owners’ rights or CMFG’s obligations under the Contracts in any way. No costs of the Substitutions will be borne directly or indirectly by affected Contract Owners. No brokerage commissions, fees or other remuneration will be paid directly or indirectly by affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the protection of investors and with the general purposes of the 1940 Act.

Because the Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. Additionally, the Substitutions will result in decreased net expense ratios due to the relative expenses of each Replacement Fund relative to its corresponding Current Fund.

In addition, the Substitutions will not result in adverse tax consequences to affected Contract Owners and will not alter any tax benefits associated with the Contracts, and no tax liability will arise for the affected Contract Owners as a result of the Substitutions.

4.	State Approval

CMFG Life will seek approval of the Substitutions from any state insurance regulators whose approval may be necessary or appropriate and will comply with any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale to the extent necessary to complete the proposed Substitutions.

V.       Request for Order of Approval under Section 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.8 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.

For the reasons described in this Application, the Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address with this provision.

B.	Basis for a Section 26(c) Order

As indicated above, CMFG Life has reserved the right to substitute shares of a different mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contract policy forms and prospectuses disclose this right. CMFG Life has reserved this right of substitution to protect itself, its Separate Accounts, and the Contract Owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account.

The purpose of the proposed Substitutions is to protect the Contract Owners who have Contract value allocated to a Current Fund, which is expected to no longer be viable, by enabling them to continue their investment in a substantially similar investment option without interruption and at no additional cost to them. The Substitutions will not reduce in any manner the nature or quality of the current available investment options. Each Replacement Fund and its corresponding Current Fund have substantially similar investment objectives, strategies, and risks. To the extent that differences exist, the Applicants believe that these differences do not introduce Contract Owners to any greater risks than before the Substitutions. Moreover, each Replacement Fund provides lower annual fund operating expenses in addition having similar or better historical performance.

The review of potential replacement funds involved an evaluation of their investment performance, the investment process, and investment teams, past performance and future performance expectations, operating expenses, and the reputation of the fund company. After evaluating available options, the Applicants concluded that each Replacement Fund was the best option to replace its corresponding Current Fund. The proposed Substitutions and the selection of the Replacement Funds were not motivated by any financial consideration paid or to be paid to CMFG Life or its affiliates by a Replacement Fund, its investment advisor or underwriter, or their affiliates.

8 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

The proposed Substitutions do not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. Each Contract offers multiple subaccounts that will be available in the Contracts after the Substitutions. Contract Owners with interests in a Current Fund’s subaccount retain the right to transfer their investment in the corresponding Replacement Fund to any other investment alternative available under the Contract for 30 days following the Substitution Date without cost or other disadvantage. Moreover, the Applicants will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other market timing activity) that may otherwise have been imposed for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The proposed Substitutions also have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by CMFG Life under the Contracts, or any other rights and privileges associated with the Contracts. The Substitutions will not adversely affect any riders under the Contracts.

The Applicants further submit that the proposed Substitutions meet the standards that the Commission and its staff have applied to substitutions approved in the past.9

9 See, e.g., Teachers Insurance & Annuity Association of America, et. al., Rel. No. IC-34295 (June 7, 2021) (Order), File No. 812-15143 (approving the substitution of a replacement portfolio with lower expenses, similar investment objectives and risk profiles, a larger asset base and an unaffiliated investment adviser); Brighthouse Life Insurance Company, et. al., Rel. No. IC-34239 (Mar. 30, 2021) (Order), File No. 812-15140 (approving the substitution of a replacement portfolio with lower expenses, similar investment objectives and risk profiles, and an unaffiliated investment adviser); New York Life Insurance & Annuity Corporation, et. al., Rel. No. IC-34101 (Nov. 20, 2020) (Order), File No. 812-15121 (approving four substitutions in which each replacement portfolio had lower expenses than the corresponding existing portfolio, one of which was the replacement of an actively managed fund with an index fund); Voya Retirement and Insurance Company, et al., Rel No. IC-33586 (Aug. 9, 2019)(Order), File No. 812.14856 (approving several substitutions including the replacement of an actively managed fund with an index fund that reserved the right to invest in other funds and ETFs); AXA Equitable Life Insurance Company, et al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831 (approving seventeen substitutions of replacement portfolios with substantially similar investment objectives, strategies, and principal risks and equal or lower expenses to the corresponding existing portfolios); The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb. 10, 2016) (Order), File No. 812-14449 (approving substitutions of replacement portfolios with similar investment objectives, strategies and risks to the corresponding existing portfolios); Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order), File No. 812-14359 (approving the substitution of a replacement portfolio with lower expenses, better performance, similar investment objectives and risk profiles); Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990 (approving the substitution of a replacement portfolio that does not operate as a fund-of-funds (unlike the existing portfolio), but has an investment objective, policies and a risk profile substantially similar to the existing portfolio).

C.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. The Applicants submit that, for the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that written and oral communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

VI.       Conditions to Relief

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The Substitutions will not be effected unless CMFG Life determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	CMFG Life or its affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. No fees or charges will be assessed to the affected Contract Owners to effect the Substitutions. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the proposed Substitutions than before the proposed Substitutions.

3.	The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

4.	The Substitutions will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Substitutions.

5.	Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in a Current Fund (before the Substitution Date) or the corresponding Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, CMFG Life will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

6.	All affected Contract Owners will be notified at least 30 days before the Substitution Date about: (a) the intended substitution of each Current Fund with the corresponding Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 5 above. In addition, CMFG Life will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the relevant Replacement Fund.

7.	CMFG Life will deliver to each affected Contract Owner within five business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) the values of the Contract Owners’ positions in each Current Fund before the Substitutions and each Replacement Fund after the Substitutions.

8.	For a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to a Current Fund on the Substitution Date, CMFG Life will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract Owners whose subaccount invests in a Replacement Fund to the extent that the Replacement Fund’s annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Current Fund for calendar year 2023.

9.	The obligations of CMFG Life and the rights of affected Contract Owners under the Contracts will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

Appendix A

Substitution No. 1: Side by Side Comparison of Investment Objective, Principal Investment Strategies, and Principal Risks

Current International Fund	Replacement International Fund
USF International Stock Fund (Classes I and II)	Vanguard VIF Total International Stock Market Index Portfolio

Investment Adviser	Investment Advisor
Madison Asset Management, LLC	The Vanguard Group

Investment Objective	Investment Objective
The fund seeks long-term growth of capital.	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

Principal Investment Strategies	Principal Investment Strategies

●     Under normal market conditions, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in the stock of foreign companies.

●     The types of stocks that the Fund may invest in include common stocks, securities convertible into common stocks, preferred stocks, and other securities representing equity interests such as American Depository Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and Swedish Depositary Receipts (“SDRs”).

●     The Fund may also invest in debt securities, foreign money market instruments, and other income bearing securities as well as forward foreign currency exchange contracts and other derivative securities and contracts.

●     The Fund usually holds securities of issuers located in at least three countries other than the U.S. and generally holds 40-70 individual securities in its portfolio at any given time.

●     Typically, a majority of the Fund’s assets are invested in relatively large capitalization stocks of issuers located or operating in developed countries. Such securities are those issued by companies located in countries included in the Morgan Stanley Capital International All Country World Index excluding USA (“MSCI ACWI ex USA”).

●     The Fund may also invest up to 40% of its assets in securities of companies whose principal business activities are located in emerging market countries; however, the Fund’s exposure will typically be limited to within +/- 10% relative to the benchmark (for this purpose, the benchmark used is the MSCI ACWI ex USA Index, which as of December 31, 2023, had 28.1% of its assets invested in emerging market securities).

●     The Portfolio employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States.

●     The Index includes approximately 8,312 stocks of companies located in over 48 markets.

●     As of December 31, 2023, the largest markets covered in the Index were Japan, the United Kingdom, Canada, China, France, and Switzerland (which made up approximately 16%, 10%, 7%, 7%, 7%, and 6%, respectively, of the Index’s market capitalization).

●     The Portfolio obtains its exposure to the stocks in the Index by investing all, or substantially all, of its assets in a mix of Vanguard equity index funds (underlying funds).

●     The Portfolio’s allocations to the underlying funds will change over time as the composition of the Index changes.

●     The growth style of equity management emphasizes companies with sustainable competitive advantages, secular long-term cash flow growth, returns on invested capital above their cost of capital and the ability to manage for profitable growth that can create long-term value for shareholders.

●     In making investment decisions, Madison generally selects securities on the basis of fundamental company-by-company analysis. In choosing securities, Madison will typically focus on the market price of a company’s securities relative to its evaluation of the company’s long-term earnings and cash flow potential. In addition, a company’s valuation measures, including but not limited to price-to-earnings ratio and price-to-book ratio, will customarily be considered.

●     The Fund may invest up to 100% in money market instruments. To the extent the Fund engages in this temporary defensive position, the Fund’s ability to achieve its investment objective may be diminished.

Principal Risks	Principal Risks

●     Foreign Security and Emerging Market Risk. Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities. These risks may make the Fund more volatile than a comparable domestic stock fund. For example, foreign securities are typically subject to:

○     Fluctuations in currency exchange rates.

○     Higher trading and custody charges compared to securities of U.S. companies.

○     Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.

○     Less stringent securities regulations than those of the U.S.

○     Potential political instability.

○     Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.

●     Index Strategy Risk. Although the Portfolio seeks to track the Index, its performance typically can be expected to fall short by a small percentage representing operating costs of the underlying funds.

●     Stock market risk, which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. In addition, investments in foreign stocks can be riskier than U.S. stock investments. Foreign stocks may be more volatile and less liquid than U.S. stocks. The prices of foreign stocks and the prices of U.S. stocks may move in opposite directions. In addition, the Portfolio’s target index may, at times, become focused in stocks of a particular market sector, which would subject the Portfolio to proportionately higher exposure to the risks of that sector.

●     Investment style risk, which is the chance that returns from non-U.S. small- and mid-capitalization stocks will trail returns from global stock markets. Historically, non-U.S. small- and mid-cap stocks have been more volatile in price than the large-cap stocks that dominate the global markets, and they often perform quite differently.

●     Country/regional risk, which is the chance that world events—such as political upheaval, financial troubles, or natural disasters—will adversely affect the value of securities issued by companies in foreign countries or regions. Because the underlying funds may invest a large portion of their assets in securities of companies located in any one country or region, the Portfolio’s performance may be hurt disproportionately by the poor performance of its investments in that area. Country/regional risk is especially high in emerging markets.

The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

●     Depository Receipt Risk. Depository receipts, such as ADRs, GDRs, EDRs and SDRs, may be issued in sponsored or un-sponsored programs. In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depository receipts. In an un-sponsored program, the issuer may not be directly involved in the creation of the program. Depository receipts involve many of the same risks as direct investments in foreign securities. These risks include, but are not limited to: fluctuations in currency exchange rates, which are affected by international balances of payments and other financial conditions; government interventions; and speculation. With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability. Investments in depository receipts that are traded over the counter may also be subject to liquidity risk.

●     Equity Risk. Equity risk is the risk that securities held by the Fund will fluctuate in value due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, and the circumstances and performance of companies whose securities the Fund holds. In addition, while broad market measures of common stocks have historically generated higher average returns than fixed income securities, common stocks have also experienced significantly more volatility in those returns.

●     Growth Investing Risk. Stocks with growth characteristics can experience sharp price declines as a result of earnings disappointments, even small ones. Because the Fund generally follows a strategy of holding stocks with growth characteristics, any particular stock’s share price may be negatively affected by this risk.

●     Market Risk. The share price of the Fund reflects the value of the securities it holds. If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount). If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

●     Currency risk, which is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates. Currency risk is especially high in emerging markets.

●     Emerging markets risk, which is the chance that the stocks of companies located in emerging markets will be substantially more volatile, and substantially less liquid, than the stocks of companies located in more developed foreign markets because, among other factors, emerging markets can have greater custodial and operational risks; less developed legal, tax, regulatory, financial reporting, accounting, and recordkeeping systems; and greater political, social, and economic instability than developed markets.

Appendix B

Substitution No. 2: Side by Side Comparison of Investment Objective, Principal Investment Strategies, and Principal Risks

Current High Yield Fund	Replacement High Yield Fund
USF High Income Fund (Classes I and II)	Vanguard VIF High Yield Bond Portfolio

Investment Adviser	Investment Advisor
Madison Asset Management, LLC	The Vanguard Group

Investment Objective	Investment Objective
The Fund seeks high current income. The Fund also seeks capital appreciation, but only when consistent with its primary goal.	The Portfolio seeks to provide a high level of current income.

Principal Investment Strategies	Principal Investment Strategies

●     The Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as “junk” bonds. Because the performance of these securities has historically been strongly influenced by economic conditions, the Fund may rotate securities selection by business sector according to the economic outlook.

●     Under normal market conditions, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities.

●     Types of bonds and other securities include, but are not limited to, domestic and foreign (including emerging market) corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations, government obligations and mortgage-backed securities.

●     Up to 25% of the Fund’s assets may be invested in the securities of issuers in any one industry, and up to 50% of the Fund’s assets may be invested in restricted securities (a restricted security is one that has a contractual restriction on resale or cannot be resold publicly until it is registered under the Securities Act of 1933, as amended). The dollar weighted average life of the Fund as of December 31, 2023 was 3.68 years.

●     The Portfolio invests primarily in a diversified group of high-yielding, higher-risk corporate bonds—commonly known as “junk bonds”—with medium- and lower-range credit quality ratings.

●     Under normal circumstances, the Portfolio invests at least 80% of its assets in corporate bonds that are rated below Baa by Moody’s Investors Service, Inc. (Moody’s); have an equivalent rating by any other independent bond rating agency; or, if unrated, are determined to be of comparable quality by the Portfolio’s advisors.

●     The Portfolio may not invest more than 20% of its assets in any of the following, in the aggregate: bonds with credit ratings lower than B or the equivalent, convertible securities, preferred stocks, and fixed- and floating-rate loans of medium- to lower-range credit quality.

●     The loans in which the Portfolio may invest will be rated Baa or below by Moody’s; have an equivalent rating by any other independent bond rating agency; or, if unrated, are determined to be of comparable quality by the Portfolio’s advisors.

●     The Portfolio’s high-yield bonds and loans mostly have short- and intermediate-term maturities.

●     In selecting the Fund’s investments, the portfolio managers employ a multi-faceted, “bottom up” investment approach that utilizes proprietary analytical tools which are integral to assessing the potential risk and relative value of each investment and also assist in identifying companies that are likely to have the ability to meet their interest and principal payments on their debt securities. Investment candidates are analyzed in depth at a variety of risk levels. Investments are not made on the basis of one single factor. Rather, investments are made based on the careful consideration of a variety of factors, including:

○     Analyses of business risks (including leverage risk) and macro risks (including interest rate trends, capital market conditions and default rates);

○     Assessment of the industry’s attractiveness and competitiveness;

○     Evaluation of the business, including core strengths and competitive weaknesses;

○     Qualitative evaluation of the management team, including in-person meetings or conference calls with key managers; and

○     Quantitative analyses of the company’s financial statements.

●     Although the Fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the Fund may invest up to 100% in money market instruments. To the extent the Fund engages in this temporary defensive position, the Fund’s ability to achieve its investment objective may be diminished.

Principal Risks	Principal Risks

●     Non-Investment Grade Security Risk. Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them. Because the Fund invests a significant portion of its assets in these securities, the Fund may be subject to greater levels of credit and liquidity risk than a Fund that does not invest in such securities. These securities are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (see “Liquidity Risk” below). If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment. Because of the risks involved in investing in non-investment grade securities, an investment in a Fund that invests in such securities should be considered speculative.

●     Interest Rate/Credit Risks. The Fund is subject to interest rate risk and above-average credit risk, which are risks that the value of your investment will fluctuate in response to changes in interest rates or an issuer will not honor a financial obligation. Investors should expect greater fluctuations in share price, yield and total return compared to bond Funds holding bonds and other income bearing securities with higher credit ratings and/or shorter maturities. These fluctuations, whether positive or negative, may be sharp and unanticipated.

●     Credit risk, which is the chance that a bond or loan issuer will fail to pay interest or principal in a timely manner or that negative perceptions of the issuer’s ability to make such payments will cause the price of that bond or loan to decline. Credit risk should be high for the Portfolio because it invests primarily in junk bonds.

●     Income risk, which is the chance that the Portfolio’s income will decline because of falling interest rates. Income risk should be moderate to high for the Portfolio, so investors should expect the Portfolio’s monthly income to fluctuate accordingly.

●     Call risk, which is the chance that during periods of falling interest rates, issuers of callable bonds may call (redeem) securities with higher coupon rates or interest rates before their maturity dates. The Portfolio would then lose any price appreciation above the bond’s call price and would be forced to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Portfolio’s income. Such redemptions and subsequent reinvestments would also increase the Portfolio’s turnover rate. Call risk should be high for the Portfolio because of the high percentage of callable bonds.

●     Interest rate risk, which is the chance that bond or loan prices overall will decline because of rising interest rates. Interest rate risk should be moderate for the Portfolio because it invests primarily in short- and intermediate-term bonds, whose prices are less sensitive to interest rate changes than are the prices of long-term bonds.

●     Liquidity Risk. The Fund is also subject to liquidity risk, which means there may be little or no trading activity for the debt securities in which the Fund invests, and that may make it difficult for the Fund to value accurately and/or sell those securities. In addition, liquid debt securities in which the Fund invests are subject to the risk that during certain periods their liquidity will shrink or disappear suddenly and without warning as a result of adverse economic, regulatory or market conditions, or adverse investor perceptions. If the Fund experiences rapid, large redemptions during a period in which a substantial portion of its debt securities are illiquid, the Fund may be forced to sell those securities at a discount, which could result in significant Fund and shareholder losses. Liquidity risk may be higher for this Fund than those of income funds that hold U.S. government securities as part of their portfolios because the liquidity of U.S. government securities has historically continued in times of recent market stress. This Fund normally holds few or no U.S. government securities.

●     Prepayment/Extension Risk. The Fund may also invest in mortgage-backed securities that are subject to prepayment/extension risks, which is the chance that a fall/rise in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the Fund’s return.

●     Foreign Security and Emerging Market Risk. Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject. These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

●     Liquidity risk, which is the chance that the Portfolio may not be able to sell a security in a timely manner at a desired price.

●     Extension risk, which is the chance that during periods of rising interest rates, certain debt securities will be paid off substantially more slowly than originally anticipated, and the value of those securities may fall. Extension risk should be low to moderate for the Portfolio.

●     Manager risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective. In addition, significant investment in the communication sector subjects the Portfolio to proportionately higher exposure to the risks of this sector.

●     Because of the speculative nature of junk bonds, you should carefully consider the risks associated with this Portfolio.

VII.       AUTHORIZATIONS

Under Iowa Law and the articles of incorporation and by-laws of CMFG Life, its business and affairs are to be conducted by its board of directors. Under Iowa Law, the business and affairs of the Separate Accounts are conducted by CMFG Life.

In accordance with such laws, articles and by-laws, resolutions were adopted by a vote of the board of directors of CMFG Life authorizing the appropriate officers of CMFG Life to prepare, execute and file with the Commission applications for orders of approval and exemption that may be necessary from time to time to carry on the operations of CMFG Life and of the Separate Accounts. Certified copies of these resolutions are attached as Exhibit A to this application. Accordingly, the persons signing and filing this Application have been fully authorized to do so.

SIGNATURES

CMFG Life has caused this application to be duly signed on its behalf and on behalf of CMFG Life and the Separate Accounts in the State of Wisconsin as of the 1 day of July, 2024.

CMFG LIFE INSURANCE COMPANY
CMFG VARIABLE ANNUITY ACCOUNT
CMFG VARIABLE LIFE INSURANCE ACCOUNT

By: CMFG LIFE INSURANCE COMPANY

/s/Christopher Copeland

Christopher Copeland
Executive Vice President, Chief Business Officer

Attest:

/s/Katherine Castro

Katherine Castro
Assistant Secretary

SIGNATURES

CMFG Life has caused this application to be duly signed on its behalf and on behalf of CMFG Life and the Separate Accounts in the State of Wisconsin as of the 1 day of July, 2024.

CMFG LIFE INSURANCE COMPANY
CMFG VARIABLE ANNUITY ACCOUNT
CMFG VARIABLE LIFE INSURANCE ACCOUNT

By: CMFG LIFE INSURANCE COMPANY

/s/Paul D. Barbato

Paul D. Barbato
Senior Vice President, Chief Legal Officer, Secretary

Attest:

/s/Katherine Castro

Katherine Castro
Assistant Secretary

EXHIBIT A

CMFG Life Board Resolutions

CMFG Life Insurance Company

Certificate of Secretary

I, Katherine Castro, the duly appointed Assistant Secretary of CMFG Life Insurance Company, an Iowa mutual insurance company (“Company”), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth below as of November 14, 2008, with respect to the CMFG Variable Annuity Account and CMFG Variable Life Insurance Account (the “Separate Accounts”), and that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

WHEREAS, the Company and the Separate Accounts seek an order from the Securities and Exchange Commission (the “SEC”), pursuant to Section 26(c) of the Investment Company Act of 1940, permitting the substitution of securities issued by a registered investment company currently held by the Separate Accounts, which is among those that support the Separate Accounts’ variable annuity contracts and variable life insurance contracts that are issued by the Company (the “Substitution”); and

WHEREAS, the Company is the depositor and sponsor of the Separate Accounts, which are registered investment companies with the SEC; and

WHEREAS, the officers of the Company have prepared an application for an order of approval of the Substitution, a copy of which has been previously provided to each member of the Board (the “Application”);

WHEREAS, the Company and the Separate Accounts propose to replace shares of the Current Funds with the Replacement Funds as defined and set forth in the Application;

NOW, THEREFORE, BE IT RESOLVED, that the Application, and the filing thereof with the SEC, in substantially the form previously provided to the Board, with such changes, additions, amendments and modifications thereto as any authorized officer of the Company may approve, such approval to be conclusively evidenced by the filing thereof with the SEC, be, and it hereby is, approved; and

FURTHER RESOLVED, that any amendment to the Application which may be required to be filed with the SEC from time to time, with such changes, additions and modifications to the Application as any authorized officer of the Company may approve, such approval to be conclusively evidenced by the filing thereof with the SEC, be, and any such amendment hereby is, approved; and

FURTHER RESOLVED, That the officers of the Company or their designees are authorized to take any action necessary or appropriate that is consistent with these resolutions, including to prepare, execute and file such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other documents that may be required under applicable law, and as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to comply with the requirements of the filings and documents, and any such action heretofore taken is hereby ratified and approved.

Dated this 31 day of January, 2024, at Madison, WI.

/s/Katherine Castro
Katherine Castro
Assistant Secretary

VERIFICATION

The undersigned states that (1) he has duly executed the attached Amended and Restated Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 (the “Application”) for and on behalf of CMFG Life Insurance Company (the “Company”) and its separate accounts – CMFG Variable Annuity Account and CMFG Variable Life Insurance Account, (2) he is the Executive Vice President and Chief Business Officer of the Company, (3) all actions by the members of the Company’s Board of Directors and other bodies necessary to authorize him to execute and file this Application have been taken.

The undersigned further verifies that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Date: July 1, 2024

By:	/s/Christopher Copeland
Name:	Christopher Copeland
Title:	Executive Vice President, Chief Business Officer

VERIFICATION

The undersigned states that (1) he has duly executed the attached Amended and Restated Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 (the “Application”) for and on behalf of CMFG Life Insurance Company (the “Company”) and its separate accounts – CMFG Variable Annuity Account and CMFG Variable Life Insurance Account, (2) he is the Senior Vice President, Chief Legal Officer and Secretary of the Company, (3) all actions by the members of the Company’s Board of Directors and other bodies necessary to authorize him to execute and file this Application have been taken.

The undersigned further verifies that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Date: July 1, 2024

By:	/s/Paul D. Barbato
Name:	Paul D. Barbato
Title:	Senior Vice President, Chief Legal Officer, Secretary